

Press Release from Securitas AB

October 3, 2006

Financial information from Securitas AB 2006-2007

Securitas will publish the following financial information 2006-2007:

November 16, 2006
Interim Report, January-September 2006

February 9, 2007
Year-End Report 2006

April 17, 2007
Annual General Meeting 2007 at Grand Hotel in Stockholm, Sweden

May 10, 2007
Interim Report January-March 2007

August 7, 2007
Interim Report January-June 2007


06017417

November 9, 2007
Interim Report January-September 2007

This press release is also available at: www.securitas.com

For further information, please contact:
Henrik Brehmer, Senior Vice President Investor Relations
Phone: + 44 (0)20 8432 6523
Mobile: + 44 (0)7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719


SECURITAS

Press Release from Securitas AB

September 29, 2006

Securitas launches new Group website

Securitas AB launches its new Group website www.securitas.com in order to reflect the new Group after the distribution and listing of Securitas Direct and Securitas Systems on the Stockholm Stock Exchange today. The new website replaces the Group's former website www.securitasgroup.com.

Securitas will continue to focus on the ability to deliver complete security solutions based on guarding and technology. With leading positions in Europe and North America as a base, Securitas will extend this ability to new and fast growing markets in South America and Asia.

Securitas ambition is to offer a higher degree of complete security solutions with both physical security and technology solutions. Through cooperation between the European and the U.S. organizations, concepts and quality of the service offering are being developed, at the same time as the ability to deliver a professional service to global customers is increased. In the USA, the focus will increasingly be on being able to offer the larger customers complete security solutions. In Europe, the segmentation of the large customer segment continues, as well as the development of complete security solutions with different partners, where Securitas Systems is one of the more significant. Within Mobile Services in Europe, focus will be on increasing the organic sales growth through a more structured sales process. In the long term, Mobile Services will be introduced in the USA.

Loomis Cash Handling Services AB will be listed during 2007 according to a separate time plan to be announced later in 2006. Loomis Cash Handling Services AB will, until the listing, continue the operations and the listing preparations as an independent division under Securitas AB with its own Board and Management.

This press release is also available at www.securitas.com

Information:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70